Mercedes-Benz Auto Receivables Trust 2019-1
Investor Report

Amounts in USD

Dates

Collection Period No.	33	
Collection Period (from... to)	1-May-2022	31-May-2022
Determination Date	13-Jun-2022	
Record Date	14-Jun-2022	
Distribution Date	15-Jun-2022	
Interest Period of the Class A-1 Notes (from... to)	16-May-2022	15-Jun-2022 Actual/360 Days 30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2022	15-Jun-2022 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	360,800,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	511,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	50,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	464,000,000.00	115,017,831.76	95,368,485.86	19,649,345.90	42.347728	0.205536
Class A-4 Notes	128,560,000.00	128,560,000.00	128,560,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,514,360,000.00**	**243,577,831.76**	**223,928,485.86**	**19,649,345.90**		
Overcollateralization	38,846,436.21	38,830,160.91	38,830,160.91			
Adjusted Pool Balance	1,553,206,436.21	282,407,992.67	262,758,646.77			
Yield Supplement Overcollateralization Amount	61,799,793.88	9,532,228.77	8,790,450.57			
Pool Balance	**1,615,006,230.09**	**291,940,221.44**	**271,549,097.34**			

	Amount	Percentage
Initial Overcollateralization Amount	38,846,436.21	2.50%
Target Overcollateralization Amount	38,830,160.91	2.50%
Current Overcollateralization Amount	38,830,160.91	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.040000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	1.054710%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.940000%	185,945.49	0.400745	19,835,291.39	42.748473
Class A-4 Notes	2.040000%	218,552.00	1.700000	218,552.00	1.700000
Total		**$404,497.49**		**$20,053,843.39**	

Amounts in USD

Available Funds

Principal Collections	20,202,507.31
Interest Collections	949,180.72
Net Liquidation Proceeds	32,411.20
Recoveries	104,007.82
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	198.49
Available Collections	**21,288,305.54**
Reserve Fund Draw Amount	0.00
Available Funds	**21,288,305.54**

Distributions

(1) Total Servicing Fee	243,283.52
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	404,497.49
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	19,649,345.90
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	991,178.63
Total Distribution	**21,288,305.54**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	243,283.52	243,283.52	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	404,497.49	404,497.49	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	185,945.49	185,945.49	0.00
thereof on Class A-4 Notes	218,552.00	218,552.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	404,497.49	404,497.49	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,649,345.90	19,649,345.90	0.00
Aggregate Principal Distributable Amount	19,649,345.90	19,649,345.90	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,883,016.09
Reserve Fund Amount - Beginning Balance	3,883,016.09
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	32.98
minus Net Investment Earnings	32.98
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,883,016.09
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	32.98
Net Investment Earnings on the Collection Account	165.51
Investment Earnings for the Collection Period	198.49

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,615,006,230.09	50,838
Pool Balance beginning of Collection Period	291,940,221.44	21,805
Principal Collections	13,987,078.67	
Principal Collections attributable to Full Pay-offs	6,215,428.64	
Principal Purchase Amounts	0.00	
Principal Gross Losses	188,616.79	
Pool Balance end of Collection Period	271,549,097.34	20,701
Pool Factor	16.81%	

	As of Cutoff Date	Current
Weighted Average APR	3.71%	3.95%
Weighted Average Number of Remaining Payments	52.01	25.39
Weighted Average Seasoning (months)	12.33	43.96

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	269,804,454.84	20,599	99.36%
31-60 Days Delinquent	1,218,878.81	81	0.45%
61-90 Days Delinquent	381,773.51	16	0.14%
91-120 Days Delinquent	143,990.18	5	0.05%
Total	271,549,097.34	20,701	100.00%

Delinquency Trigger		2.302%
60+ Delinquency Loans to EOP Aggregate Securitization Value		0.194%
Delinquency Trigger occurred		No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	188,616.79	7	22,514,780.03	733
Principal Net Liquidation Proceeds	31,688.61		7,409,224.90	
Principal Recoveries	100,191.03		9,989,968.59	
Principal Net Loss / (Gain)	56,737.15		5,115,586.54	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.242%
Prior Collection Period	(0.429%)
Second Prior Collection Period	(0.105%)
Third Prior Collection Period	(0.421%)
Four Month Average	(0.179%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.317%
Average Net Loss / (Gain)	6,978.97

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.